PURCHASE AGREEMENT

between

VINOBLE, INC.
(PURCHASER)

and

OVERSEAS INVESTMENT BANKING ALLIANCE, S.A.
(SELLER)

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF OVERSEAS	5
3.1	Incorporation, Common Stock, Etc.	5
3.2	Hazard Lake Property	5
3.3	Corporate Records and Minute Books	5
3.4	Acceptance of Shares	5
3.5	Litigation	5
3.6	Compliance with Laws	6
3.7	No Defaults	6
3.8	Corporate Action of Overseas Investment Banking Alliance, S.A.	6
3.9	Taxes	6
3.10	Title to Property	6
3.11	Representations True and Correct	6
3.12	Licenses	7
3.13	Indemnification	7
ARTICLE 4 CONDITIONS TO THE OBLIGATIONS OF VINOBLE TO CLOSE	7
4.1	Representations, Warranties and Covenants	7
4.2	Covenants	7
4.3	Certificate	7
4.4	Proceedings	7
ARTICLE 5 CONDITIONS TO THE OBLIGATIONS OF OVERSEAS TO CLOSE	8
5.1	Representations, Warranties and Covenants	8
5.2	Covenants	8
5.3	Proceedings	8
5.4	Documents	8
5.5	Certificate	8
5.6	National Instrument 43-101 Report	8
ARTICLE 6 MISCELLANEOUS PROVISIONS		8
6.1	Survival of Representations and Warranties	9
6.2	Notices	9
6.3	Closing	9
6.4	Entire Agreement	10
6.5	Captions	10
6.6	Governing Law	10
6.7	Waivers	10
6.8	Counterparts	10
6.9	Successors	10
6.10	Jurisdiction: Service of Process	10
6.11	Confidentiality	10
6.12	Binding Agreement	11

PURCHASE AGREEMENT

This Purchase Agreement (the "Definitive Agreement" or "Agreement") dated as of the 13th day of October, 2005, is by and amongst Vinoble, Inc., a Delaware corporation (hereinafter referred to as "Vinoble" or "Company") Overseas Investment Banking Alliance, S.A., a Panamanian corporation (hereinafter referred to as the "Seller", "Overseas Investment Banking Alliance, S.A." or "OVERSEAS").

WHEREAS the Seller is the holder of the Hazard Lake Property (as described in Schedule "A" hereto and hereinafter referred to as the "Hazard Property");

AND WHEREAS, Seller and Purchaser wish to detail and complete the sale of 100% of its interest in the Hazard Property to Vinoble on the terms set forth in this Agreement to be desirable, generally to the welfare and advantage of each, and in the best interests of each.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants herein contained, and for the purpose of prescribing the terms and conditions of such acquisition, the mode of carrying it into effect, and such other details and provisions as are necessary or desirable, the parties hereto hereby represent, warrant, covenant and agree as follows:

ARTICLE 1
PLAN OF ARRANGEMENT

1.1	Purchase of Gold Prospect

       OVERSEAS agrees to sell and assign and Vinoble agrees to purchase and accept 100% of OVERSEAS's interest; being a net 98% interest to Vinoble; in the Hazard Property ("OVERSEAS’s Interests") at the price (the "Purchase Price") set forth in Paragraph 1.2 below.

1.2	Purchase Price

       The Purchase Price will equal US $397,000.00. Vinoble, on closing, agrees to issue 2,000,000 common shares ("Vinoble shares") to OVERSEAS for 100% of OVERSEAS’s Interests. The Parties agree that the value of the Vinoble shares will be $0.10 per share US Funds. Vinoble further agrees to pay Seller $67,000 in cash of which $67,000 has been prepaid to date and issue a promissory note to OVERSEAS for the amount of US $130,000.00 payable over a four year period (see exhibit “A”).

1.3	Delivery of Shares of the Company

       Subject to the further conditions of this Agreement and the truth of the representations and warranties provided herein, the Company agrees to issue to Overseas Investment Banking Alliance, S.A. at the Closing Two Million (2,000,000) Vinoble shares. Said shares shall be issued subject to the exemption as provided under Section 4 (2) of the Securities Act of 1933. Vinoble agrees to prepare and file registration for such shares as soon as financially practical.

1.4	Covenant to Finance

      Vinoble will use reasonable commercial efforts to raise US $1,000,000 in equity financing, with a minimum of $350,000 from a public offering by January 31st, 2006, said proceeds to be used for the purpose of an exploration program on the Hazard Property. The recommended work as provided in the Technical Report Dated September 2005 suggests for a budget of $110,000 involving compiling all of the old exploration data in order to properly define the next drill targets, followed by a 700 metre drill program.

1.5	National Instrument 43-101 Report

       OVERSEAS will has delivered a report from Desmond Cullen that complies with National Instrument 43101 to ensure that the Hazard Property meets the Canadian securities regulatory authorities requirements. Overseas Investment Banking Alliance, S.A. share bear 100% of the cost responsibility for the completion of the report. Vinoble shall bear the financial responsibility of all U.S. SEC filings and the inclusion of the report as required to be filed with the SEC.

1.6	Unwinding of Transaction

       In the event that Vinoble has not performed its obligations to OVERSEAS on the promissory note or should Vinoble not be trading on the OTCBB within twelve (12) months from the Closing, OVERSEAS may, at any time after twelve (12) months from the Closing terminate and unwind this Transaction upon written notice to Vinoble. Upon receipt of such written notice of termination and unwind, Vinoble shall promptly transfer all of OVERSEAS’s Interest free and clear of any encumbrances created by, through or under that party, subject to prorating, back to OVERSEAS. OVERSEAS shall simultaneously transfer a maximum of 500,000 Vinoble Shares free and clear of any encumbrances created by, through or under that party, to Vinoble. The Vinoble interest in the Hazard Property transferred to OVERSEAS will be prorated if OVERSEAS transfers less than 500,000 shares to Vinoble. Following such termination, unwinding and transfers, the Parties shall have no further obligations under the Memorandum of Understanding or this Agreement, except for the Binding Provision of the Memorandum of Understanding.

During the twenty-four (24) months after the Closing, Vinoble shall not transfer, sell or otherwise encumber OVERSEAS’s Interest, without OVERSEAS’s written approval. The Parties agree that this condition shall be nullified as Vinoble has paid in full the promissory note and is fully trading on the OTCBB and/or TSX-V and maintained, as current in SEC and/or TSX required filings and reporting.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF VINOBLE

        Vinoble represents and warrants to Seller that:

2.1	Incorporation, Common Stock, Etc

       Company is a corporation duly organized and existing in good standing in the state of Delaware. Vinoble has full corporate power and authority to carry on its business as it is now being conducted and to own and operate its assets, businesses and properties. Vinoble has authority to issue an amount up to and including 400,000,000 shares, of which approximately 30,000,000 common shares will be issued and outstanding at Closing. Notwithstanding the foregoing, nothing shall prevent Vinoble from issuing additional shares of its common stock between the dates of execution of this Agreement and Closing provided the issuance of the common stock has been duly authorized by the Company’s Board of Directors.

2.2	Corporate Records and Minute Book

       The corporate records and minute books of Vinoble contain all documents, by-laws and notices of Vinoble and complete and accurate minutes of all meetings of the directors and shareholders of Vinoble held since its incorporation and all written resolutions of the directors and shareholders of Vinoble since its incorporation. All such meetings were duly called and held and all resolutions were duly passed. The corporate registers of Vinoble are complete and accurate in all material respects and have been maintained in conformity with the provisions of its documents and applicable laws.

2.3	Company Financial Statements

       All financial statements will be prepared in conformity with generally accepted accounting principles.

2.4	Litigation

       There are no actions, suits, proceedings, or investigations pending or, to the best of its knowledge, threatened or contemplated against Company at law or in equity, before any federal, state, provincial, municipal or other governmental department, commission, board, agency or instrumentality, domestic or foreign. The Company is not subject to any outstanding judgments or operating under or subject to or in default with respect to any order, writ, injunction or decree of any court or federal, state, municipal or other governmental department, commission, board, agency or instrumentality, domestic or foreign.

2.5	Compliance with Laws

       The Company has complied in all material respects with all laws, regulations, orders, domestic and foreign, and neither the present uses by Company of its properties nor the conduct of its business violate any such laws, regulations, orders or requirements, and the Company has not received any notice of any claim or assertion that it is not so in compliance.

2.6	No Material Adverse Change

       At Closing, there will be no material adverse change in the financial condition of the Company from the date hereof

2.7	Corporate Action of Company

       The Board of Directors of the Company has duly authorized the execution and delivery of this Agreement. This Agreement constitutes a valid, legal and binding agreement of Company and is enforceable in accordance with its terms.

2.8	Representations True and Correct

       This Agreement and the Schedules attached hereto do not contain any untrue statement of a material fact concerning Company or omit any material fact concerning Company which is necessary in order to make the statements therein not misleading. All of the representations and warranties contained herein (including all statements contained in any certificate or other instrument delivered by or on behalf of the Shareholders pursuant hereto or in connection with the transactions contemplated hereby) shall survive the Closing.

2.9	Indemnification

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF OVERSEAS INVESTMENT BANKING ALLIANCE, S.A.

        Company represents and warrants to Vinoble and its Shareholders that:

3.1	Incorporation, Common Stock, Etc.

       Overseas Investment Banking Alliance, S.A. is a corporation duly organized and existing in good standing under the laws of Panama. The Company has full corporate power and authority to carry on its business as it is now being conducted and to own and operate its assets, businesses and properties.

3.2	Hazard Lake Property

       The Seller owns 98% of the interest in the Hazard Lake Property located in Ontario, Canada.

3.3	No Defaults

       Neither the execution nor delivery of this Agreement nor the consummation of the contemplated transaction are events which, of themselves or with the giving of notice or passage of time or both, could constitute a violation of or conflict with or result in any breach of or default under the terms, conditions or provisions of any judgment, law or regulation or of Overseas Investment Banking Alliance, S.A.’s Certificate of Incorporation or Bylaws, or of any agreement or instrument to which Overseas Investment Banking Alliance, S.A. is a party or by which it is bound; or could result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever on the property or assets of Overseas Investment Banking Alliance, S.A.; and no consent of any third party except as expressly contemplated herein is required for the consummation of this Agreement by Overseas Investment Banking Alliance, S.A. or its assigns at its sole discretion.

3.4	Corporate Action of Overseas Investment Banking Alliance, S.A.

       The Board of Directors of Overseas Investment Banking Alliance, S.A. has duly authorized the execution and delivery of this Agreement. This Agreement constitutes a valid, legal and binding agreement of Overseas Investment Banking Alliance, S.A. and is enforceable in accordance with its terms.

3.5	Taxes

       As of the date hereof, Overseas Investment Banking Alliance, S.A. has no knowledge of any tax deficiency, which has been or might be asserted against Overseas Investment Banking Alliance, S.A., which would materially and adversely affect the business or operations of Overseas Investment Banking Alliance, S.A. or the Hazard Property.

3.6	Title to Property

       Overseas Investment Banking Alliance, S.A. has purchased an interest in the Hazard Property free and clear of all liens, encumbrances, charges or restrictions or which are not materially significant or important in relation to its operations and business. Overseas Investment Banking Alliance, S.A. or its assigns either owns all such properties as are necessary to its operations as now conducted.

3.7	Representations True and Correct

       This Agreement and the Schedules attached hereto do not contain any untrue statement of a material fact concerning Company or omit any material fact concerning Overseas Investment Banking Alliance, S.A. which is necessary in order to make the statements therein not misleading. All of the representations and warranties contained herein (including all statements contained in any certificate or other instrument delivered by or on behalf of Overseas Investment Banking Alliance, S.A.) shall survive the closing.

ARTICLE 4
CONDITIONS TO THE OBLIGATIONS OF VINOBLE TO CLOSE

        The obligations for Vinoble under this Agreement are, at the option of Overseas Investment Banking Alliance, S.A., subject to the fulfillment of the following conditions at, or prior to, the closing date by Vinoble:

4.1	Representations, Warranties and Covenants

       All representations and warranties of Company contained in this Agreement and in any statement, certificate, schedule or other document delivered by Company pursuant hereto or in connection herewith shall have been true and accurate in all respects as of the date when made and as of the Closing Date.

4.2	Covenants

       Company shall have substantially performed and complied with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by them prior to, or at, the Closing Date.

4.3	Certificate

      Company shall have delivered to Overseas Investment Banking Alliance, S.A. a certificate of the President of Company, dated the Closing Date, certifying to the fulfillment of the conditions set forth in Section 4.1 and 4.2.

4.4	Proceedings

      No action or proceedings shall have been instituted or threatened against the Company, which could materially adversely affect the business of the Company. Except as set forth in this Agreement, no action or proceedings shall have been instituted or threatened against any of the parties to this Agreement or their directors or officers before any court or governmental agency to restrain, prohibit or obtain substantial damages in respect of this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE 5
CONDITIONS TO THE OBLIGATIONS OF OVERSEAS INVESTMENT BANKING ALLIANCE, S.A. TO CLOSE

       The obligations Overseas Investment Banking Alliance, S.A. under this Agreement are, at the option of Vinoble, subject to the fulfillment of the following conditions at, or prior to, the closing date by Overseas Investment Banking Alliance, S.A.:

5.1	Representations, Warranties and Covenants

       All representations and warranties of Overseas Investment Banking Alliance, S.A. contained in this Agreement and in any statement, certificate, schedule or other document delivered pursuant hereto, or in connection herewith, shall have been true and accurate in as much as Overseas has done its due diligence as of the date when made and as of the Closing Date.

5.2	Covenants

       Overseas Investment Banking Alliance, S.A. shall have substantially performed and complied with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to, or at, the Closing Date.

5.3	Documents

       This Agreement is expressly conditioned on the Seller providing all documents considered necessary or desirable by Vinoble and its legal counsel to establish the interest of Overseas Investment Banking Alliance, S.A. to the Hazard Property and the appropriate documents to assign an interest to Vinoble.

5.4	National Instrument 43-101 Report

       On September 15, 2005, Overseas Investment Banking Alliance, S.A. delivered a report from Mr. Cullen that complies with National Instrument 43-101 to ensure that the Hazard Property meets the Canadian Securities Regulatory Authority requirements as a major transaction.

ARTICLE 6
MISCELLANEOUS PROVISIONS

6.1	Survival of Representations and Warranties

       The Company and Seller agree all representations and warranties contained herein or made hereunder shall survive the Closing, except that any breach disclosed in writing to either party prior to Closing is waived by such party if it elects to close notwithstanding such breach.

6.2	Notices

       All notices, demands and other communications, which may or are required to be given pursuant to this Agreement shall be given or made when personally delivered or when deposited in the United States Mail or International Courier service, first class, postage pre-paid, addressed as follows:

       If to Vinoble:

       Vinoble, Inc.
       23852 Pacific Coast Highway, Suite 201
       Malibu, CA 90265
       Fax Number: (310) 456-1778

       or to such other address as Vinoble may, from time to time, designate by Notice to Overseas Investment Banking Alliance, S.A.

       If to Overseas Investment Banking Alliance, S.A.:

       Overseas Investment Banking Alliance, S.A.
       999 Canada Place, suite 404
       Vancouver, BC V6C 3E2
       CANADA
       Fax Number: (562) 983-8124

       or to such other addresses as Overseas Investment Banking Alliance, S.A. may, from time to time, designate by notice to Vinoble.

6.3	Closing

       The closing date for the within transaction shall be on or near December 15, 2005 unless otherwise agreed to by the parties.

6.4	Entire Agreement

       This Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior agreements between the parties relating to its subject matter. The representations, warranties, covenants and conditions of the obligations of the parties hereto may not be orally amended, modified or altered, but may be amended, modified or altered in a writing signed by each of the parties, whether before or after the meeting of shareholders of Company contemplated herein.

6.5	Captions

       The captions of Articles and Sections of Articles hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

6.6	Governing Law

       This agreement will be governed by and construed under the laws of the republic of Panama without regard to conflicts of laws principles.

6.7	Waivers

       Any failure of either party hereto to comply with any of its obligations or agreements, or to fulfill conditions herein contained may be waived in writing by the other party. No waiver by any party of any condition or the breach of any provision, term, covenant, representation or warranty contained in this Agreement, whether by conduct or otherwise, shall be deemed to be or construed as a further or continuing waiver of any such condition or of the breach of any other provision, term, covenant, representation, or warranty of this Agreement.

6.8	Counterparts

       This Agreement may be executed in several counterparts and all so executed shall constitute one agreement, binding upon all of the parties hereto, notwithstanding that not all of the parties are signatory to the original or the same counterpart.

6.9	Successors

       The terms covenants and conditions of the Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns.

6.10	Jurisdiction: Service of Process

       Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Letter may be brought against any of the parties in the courts of the republic of Panama and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

6.11	Confidentiality

       Except as and to the extent required by law, the Parties will not disclose or use, and will direct its representatives not to disclose or use to the detriment of the other Party, any Confidential Information (as defined below) furnished, or to be furnished, by either Party or their respective representatives at any time or in any manner other than in connection with its evaluation of the Transaction proposed in this Letter. For purposes of this Paragraph, "Confidential Information" means any information about the Parties stamped "confidential" or identified in writing as such to the other Party promptly following its disclosure, unless (i) such information is already known to the Party or its representatives or to others not bound by a duty of confidentiality or such information becomes publicly available through no fault of the Party or its representatives, (b) the use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the Transaction, or (c) the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. Upon the written request of the Party, the other Party will promptly return to the Party or destroy any Confidential Information in its possession and certify in writing to the Party that it has done so.

6.12	Binding Agreement

       This agreement represents the entire agreement among the parties hereto with respect to the matters described herein and is binding upon and shall inure to the benefit of the parties hereto and their legal representatives.

SELLERS:

______________________________________________
Overseas Investment Banking Alliance S.A.          Date
By: Fernando Sandigo
Its: Managing Director

PURCHASER:
Vinoble, Inc.

______________________________________________
Catherine Thompson,                       Date
CFO, Secretary

SCHEDULE "B"
HAZARD LAKE PROPERTY

The Hazard Lake Property is approximately 355 hectares and lies within the Birch-Uchi Greenstone Belt of the western Uchi Subprovince of NW Ontario. The Most significant mineralization discovered on the Hazard Lake property to date is at the Northgate and Milberry occurrences. The Northgate tested with one hole intersecting 0.4 ounces per ton Au over 3.3 Feet at 500 feet deep. The Red Lake district is a well known mining camp based on Archaean greenstone rocks which contains Placer Dome's old Campbell mine and Goldcorp's Red Lake mine which is described as the lowest cost, highest grade mine in the world. Red Lake's high-grade zone has been producing at a grade of 2 oz/ton (61.4 g/t). The Campbell mine has a reserve grade of 0.5 oz/ton and has enjoyed a reserve grade of more than 0.6 oz/ton. More than 20 million ounces of gold have been produced in the Red Lake district over the past 100 years worth approximately $8.6 Billion at today's value.

The Madsen mine property produced 2.9 million ounces of gold grading around 9 g/t. The property has a resource of 1.5 million ton grading 10 g/t and Placer has spent C$8.4 million to produce a feasibility study due by the end of 2006. Meanwhile, Goldcorp is exploring around the old Cochenour mine, which was the fourth largest and second highest-grade mine in the district producing over 1 million ounces between 1936 and 1971 at an average grade of 0.54 oz/ton. Newmont has taken interest in the Birch Uchi belt, which is the eastern extension of the Red Lake belt. It has not undergone a lot of exploration and is considered to have the same geology and potential as Red lake.

The mineralization at the Milberry Occurrence is believed to be the extension of the Hill-Sloan-Tivy vein north of the property. The vein can be traced for a length of 228 meters. Drilling on the Milberry Occurrence has returned assays up to 107.31 g/t Au over 0.91 meters, 151.54 g/t over 0.67 meters, 81.94 g/t over .76 meters, and 44.29 g/t Au over .91 meters.